IMC Announces Filing of Preliminary Short Form Base Shelf Prospectus

Toronto, Canada; Glil Yam, Israel - March 12, 2021 - IM Cannabis Corp. (the "Company" or "IMC") (CSE:IMCC, NASDAQ:IMCC), a multi-country operator ("MCO") in the medical cannabis sector with operations in Israel and Germany, has filed a preliminary short form base shelf prospectus (the "Shelf Prospectus") with the securities commissions or similar securities regulatory authorities in each of the provinces and territories of Canada, and will file a corresponding shelf registration statement on Form F-10 (the "Registration Statement") with the United States Securities and Exchange Commission ("SEC") under the Multijurisdictional Disclosure System established between Canada and the United States. The objective of filing the Shelf Prospectus and Registration Statement is to provide the Company with the financial flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, once the respective filings are made final and declared effective, as applicable.

The Shelf Prospectus, when made final, and the Registration Statement, when declared effective, will enable the Company to offer up to US$250,000,000 (or its equivalent in other currencies) of common shares, warrants, subscription receipts, debt securities, units (collectively, the "Securities"), or any combination of such Securities from time to time, during the 25-month period that the Shelf Prospectus is effective. The specific terms of any offering under the Shelf Prospectus, when made final, and the intended use of the net proceeds will be established in a prospectus supplement, which will be filed with the applicable Canadian securities regulatory authorities and the SEC in connection with any such offering.

The Company may also use the Shelf Prospectus, when made final, in connection with an "at-the-market distribution" (as defined in National Instrument 44-102 - Shelf Distributions) in accordance with applicable securities regulations, which would permit eligible Securities to be sold on behalf of the Company through the Canadian Securities Exchange ("CSE") or the NASDAQ Capital Market ("NASDAQ") as further described in the applicable prospectus supplement. Unless otherwise specified in a prospectus supplement, the Company may use the net proceeds from the sale of Securities for general corporate and working capital purposes, capital expenditures and future acquisitions, among other potential uses.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these Securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

A copy of the Shelf Prospectus can be found on SEDAR at www.sedar.com, and a copy of the Registration Statement, when filed, can be found on EDGAR at www.sec.gov.

About IM Cannabis Corp.

IMC is an MCO in the medical cannabis sector headquartered in Israel and with operations In Israel and Germany. Over the past decade, the Company believes that the IMC brand has become synonymous with quality and consistency in the Israeli medical cannabis market. The Company has also expanded its business to offer intellectual property-related services to the medical cannabis industry.

In Europe, IMC operates through Adjupharm GmbH ("Adjupharm"), a German-based subsidiary and EU-GMP certified medical cannabis distributor. IMC's European presence is augmented by strategic alliances with various pan-European EU-GMP cultivators and distributors to capitalize on the increased demand for medical cannabis products in Europe and bring the IMC brand and its product portfolio to European patients.

Disclaimer for Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable Canadian and United States securities laws (collectively, "forward-looking information"). Forward-looking information are often, but not always, identified by the use of words such as "seek", "anticipate", "believe", "plan", "estimate", "expect", "likely" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions. Forward-looking information in this press release includes, without limitation, statements relating to the filing of the Registration Statement; effects of the Shelf Prospectus when made final and the Registration Statement when declared effective; the ability of the Company to conduct an "at-the-market distribution"; and the Company's planned use of proceeds from the Securities issued under the Shelf Prospectus, when made final or effective.

Forward-looking information is based on assumptions that may prove to be incorrect, including but not limited to the ability of the Company to execute its business plan, the continued growth of the medical and/or recreational cannabis markets in the countries in which the Company operates or intends to operate, the Company maintaining "de facto" control over Focus Medical Herbs Ltd. ("Focus Medical") in accordance with IFRS 10, Focus Medical maintaining its existing Israeli medical cannabis propagation and cultivation licenses and the expected decriminalization and/or legalization of adult-use recreational cannabis in Israel. The Company considers these assumptions to be reasonable in the circumstances. However, forward-looking information is subject to business and economic risks and uncertainties and other factors that could cause actual results of operations to differ materially from those expressed or implied in the forward-looking information. Such risks include, without limitation: the failure of the Company to file the Registration Statement in a timely manner or at all; the failure of the Company to obtain the necessary regulatory approvals for the Shelf Prospectus to become final and the Registration Statement to be declared  effective on a timely basis, if at all; the lack of financing opportunities or favourable market conditions once the Shelf Prospectus is made final and the Registration Statement is declared effective, when applicable; the failure of the Company and Trichome Financial Inc. (CSE:TFC)("Trichome") to complete the proposed acquisition of Trichome or obtain any requisite corporate, regulatory and court approvals in respect of the acquisition in a timely manner or at all; the Company's inability to capture the benefits associated with a successful acquisition of Trichome; unexpected disruptions to the operations and businesses of the Company and/or Focus Medical as a result of the COVID-19 global pandemic or other disease outbreaks including a resurgence in the cases of COVID-19; the Israeli government deciding to delay or abandon the decriminalization and/or legalization of adult-use recreational cannabis; any bill relating to the decriminalization and/or legalization of adult-use recreational cannabis in Israel being rejected by Israeli parliament; any change in the political environment which would negatively affect the decriminalization and/or legalization of adult-use recreational cannabis in Israel; engaging in activities considered illegal under United States federal law; the ability of the Company to comply with applicable government regulations in a highly regulated industry; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of medical cannabis in Israel, Germany, or any other foreign jurisdictions in which the Company intends to operate; unexpected changes in governmental policies and regulations affecting the production, distribution, manufacture or use of adult-use recreational cannabis in Canada; any failure of the Company to maintain "de facto" control over Focus Medical in accordance with IFRS 10; the Company and Focus Medical having to rely on third party cannabis producers to supply the Adjupharm and Focus Medical with product to successfully fulfill previously announced sales agreements and purchase commitments; the ability of Focus Medical and Adjupharm to deliver on their sales commitments; the risk that regulatory authorities in Israel may view the Company as the deemed owner of more than 5% of Focus Medical in contravention to Israeli rules restricting the ownership of Israeli cannabis cultivators and thereby jeopardizing Focus Medical's cannabis propagation or cultivation licenses; any unexpected failure of Focus Medical to renew its propagation or cultivation licenses with the Israeli Ministry of Health; any unexpected failure of Focus Medical to maintain any of its commercial facilities or land lease agreements; any unexpected failure of Adjupharm to renew its production, wholesale, narcotics handling or import/export licenses, permits, certificates or approvals; the Company's reliance on management; the lack of additional merger and acquisition opportunities; inconsistent public opinion and perception regarding the use of cannabis; perceived effects of medical cannabis products; the Company's ability to maintain or improve the brand position of the IMC brand in Israel's medical cannabis market; political instability and conflict in the Middle East; adverse market conditions; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; costs of inputs; crop failures; litigation; currency fluctuations; competition; industry consolidation; failure to meet NASDAQ's and CSE's continued listing requirements; and loss of key management and/or employees.

For more information:

Oren Shuster

Chief Executive Officer

+972-77-3603504

info@imcannabis.com

Marc Charbin

Investor Relations

+1 416-467-5229

investors@imcannabis.com

Gal Wilder

Media Relations

+1 647-259-3261

gal.wilder@cohnwolfe.ca